UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

XL CAPITAL LTD (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Series C Preference Ordinary Shares, Par Value $0.01 Per Share, Liquidation Preference $25.00 Per Share
(Title of Class of Securities)

98372P 876
(CUSIP Number of Class of Securities)

Kirstin Romann Gould, Esq.
Executive Vice President, General Counsel and Secretary
XL Capital Ltd
One Bermudiana Road
Hamilton, Bermuda HM 11
(441) 292-8515
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Noah Newitz, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$165,000,000	$6,484.50

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all of the 20,000,000 outstanding shares of Series C Preference Ordinary Shares, par value $0.01 per preference share and liquidation preference $25.00 per preference share, are being purchased at the tender offer price of $8.25 per preference share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,484.50                                                                Filing Party: XL Capital Ltd
Form or Registration No.: Schedule TO                                                         Date Filed: February 27, 2009

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ]           third-party tender offer subject to Rule 14d-1.
[ X]           issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 27, 2009, and amended by the filing of Amendment No. 1 to the Schedule TO on March 6, 2009 (as so amended, the “Schedule TO”), by XL Capital Ltd, a Cayman Islands exempted limited company (the “Company” or “XL Capital”), relating to the offer by the Company to purchase for cash any and all of its 20,000,000 outstanding Series C Preference Ordinary Shares, par value $0.01 per share and liquidation preference $25.00 per share (the “Preference Shares”) at a price of $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2009 and amended on March 6, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e−4(c)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 11.

Items 4(a) and 11(b) of the Schedule TO are hereby amended and supplemented by the following:

On March 27, 2009, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., Eastern time, on March 26, 2009. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

Exhibit (a)(5)(B) press release announcing the final results of the Offer, dated March 27, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XL CAPITAL LTD

By:	/s/ Fiona Muldoon
	Name:	Fiona Muldoon
	Title:	Senior Vice President, Global Treasurer

Dated:  March 27, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 27, 2009.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)(A)	Press release, dated February 27, 2009.*
(a)(5)(B)	Press release, dated March 27, 2009.
(b)	None
(d)(1)	None
(d)(2)	None
(g)	None
(h)	None

*    Previously filed on February 27, 2009

                                                                                                                                                                                       Exhibit (a)(5)(B)

XL Capital Ltd
XL House
One Bermudiana Road
P. O. Box HM 2245
Hamilton HM JX
Bermuda

Phone: (441) 292-8515
Fax: (441) 292-5280
Press Release

Contact:	David R. Radulski	Carol A. Parker Trott
	Investor Relations	Media Relations
	(441) 294-7460	(441) 294-7290

XL CAPITAL LTD COMPLETES TENDER OFFER
FOR ITS SERIES C PREFERENCE ORDINARY SHARES

Hamilton, Bermuda – March 27, 2009 - XL Capital Ltd (“XL” or the “Company”) (NYSE: XL) announced today the final results of its tender offer for any and all of its 20,000,000 outstanding Series C Preference Ordinary Shares, liquidation preference $25.00 per share (the “Preference Shares”). The tender offer expired at 11:59 p.m., Eastern time, on Thursday, March 26, 2009.

Based on the final count by Global Bondholder Services Corporation, the Depositary for the tender offer, 12.7 million Preference Shares were properly tendered and not withdrawn pursuant to the tender offer. The Company has accepted for purchase all Preference Shares tendered. The Company will promptly pay $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, in cash and without interest.

Based on the final results, the aggregate purchase price for the 12.7 million Preference Shares to be purchased is approximately $104.7 million plus accrued and unpaid dividends. As a result, a book value gain of approximately $211.8 million will be reflected in the Company’s first quarter 2009 results. The final number of Preference Shares to be purchased represents approximately 63.5% percent of the Company’s Preference Shares that were outstanding prior to the expiration of the tender offer

Goldman, Sachs & Co. acted as the Dealer Manager for the tender offer. The Depositary Agent and Information Agent of the tender offer was Global Bondholder Services Corporation.  Any questions with regard to the tender offer should be directed to the Information Agent at (866) 857-2200 (U.S. Toll-free).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE PREFERENCE SHARES OR ANY OTHER SECURITIES.  THE TENDER OFFER WAS MADE SOLELY PURSUANT TO THE OFFER TO PURCHASE, DATED FEBRUARY 27, 2009 AND AMENDED ON MARCH 6, 2009 AND THE RELATED LETTER OF TRANSMITTAL, WHICH SET FORTH THE COMPLETE TERMS OF THE TENDER OFFER.

XL Capital Ltd, through its operating subsidiaries, is a leading provider of global insurance and reinsurance coverages to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.  More information about XL Capital Ltd is available at www.xlcapital.com.

# # #

This press release contains forward-looking statements.  Such statements involve inherent risks and uncertainties.  Statements that are not historical facts, including statements about XL’s beliefs or expectations, are forward-looking statements.  These statements are based on current plans, estimates and expectations.  Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them.  A non-exclusive list of the important factors that could cause actual events or results to differ materially from those in such forward-looking statements include the important factors set forth in XL’s most recent annual report on Form 10-K, quarterly report on Form 10-Q and XL’s other documents on file with the Securities and Exchange Commission.  XL undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future developments or otherwise.